Exhibit (g)(1)

INFORMATION AGENT

RETAIL CALL SCRIPT

CENTRAL GOLDTRUST

SPROTT UNSOLICITED OFFER

CGT Trustees’ Circular Mail Date: Tuesday, June 9, 2015

Sprott Offer Circular Filing: Wednesday, May 27, 2015

Sprott Expiry: Monday, July 6, 2015 at 5:00 p.m. (Toronto Time)

Outbound: Hello my name is <insert your name>, I am calling on behalf of Central GoldTrust, may I please speak with <insert unitholder name> concerning his/her investment in Central GoldTrust <wait for reply>

Inbound: Thank you for calling the inquiries line for Unitholders of Central GoldTrust, How may I help you? <Wait for the reply> May I please speak to you about the Board’s recommendation that Unitholders REJECT the recently announced Sprott Offer? <Wait for the reply>.

If YES	If NO

Thank you. Please note that this call may be recorded for quality assurance purposes.

As you may know, Sprott Asset Management Gold Bid LP has launched an unsolicited Offer to acquire all of the outstanding Units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, despite GoldTrust Unitholders recently overwhelmingly rejecting the adoption of a physical redemption feature, a material feature of the Sprott Offer.

After a thorough review of the Sprott Offer, and following the receipt of advice from its financial, tax and legal advisors, and the UNANIMOUS recommendation of the members of the Special Committee of Independent Trustees, the Board of Trustees of Central GoldTrust reached the conclusion that the Sprott Offer is opportunistic and not in the best interests of Central GoldTrust and its Unitholders.

[Unitholder name] Have you had an opportunity to review the Trustees’ Circular recently mailed out to all Unitholders?

(Notate and proceed — inform unitholder that he/she can visit www.gold-trust.com (Canadian Unitholders can visit www.goldtrust.ca ) to download our circular and for all up to date information). Ask to review Central GoldTrust reasons to reject Sprott Offer).

As a result of many compelling concerns and after very careful consideration of all available information, including the recommendation of the Special Committee of Independent Trustees, your Trustees are recommending that all Unitholders REJECT the Sprott Offer, TAKE NO ACTION with respect to the Sprott Offer, and DO NOT TENDER their

May I please leave a toll free number in case you have questions? Please dial at 1-800-251-7519 toll free in North America, or at 1-201-806-7301 outside of North America, or contact us by e-mail at inquiries@dfking.com. Also, please continue to visit www.gold-trust.com or the Central GoldTrust profile at www.sedar.com for further information.

Units to the Offer. Unitholders should DO NOTHING — as NO ACTION IS REQUIRED to reject the Sprott Offer.

At this time, do you plan on REJECTING the Sprott Offer by TAKING NO ACTION and NOT TENDERING your Units to the Offer?

IF “YES” OR POSITIVE RESPONSE:

Excellent, please remember unless you have already tendered your Units to the Sprott Offer, you do not need to do anything to reject the Sprott Offer. If you are solicited by Sprott or its solicitation agent about your Units of Central GoldTrust, DO NOT TENDER your Units. Do not complete a Letter of Transmittal, irrevocable power of attorney or any other document that Sprott or its solicitation agent may provide. Unitholders should DO NOTHING — as NO ACTION IS REQUIRED to reject the Sprott Offer.

May I ask if you have received a call from Sprott?

Well [Unitholder name], we thank you for your support. Please let us know if you have any questions.

(PROCEED TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

May I ask why have you tendered to the Sprott Offer? (or why are you planning to tender to the Sprott Offer?

[Listen and reply]

[Unitholder name] The Board of Trustees of GoldTrust is of the view that Sprott is not offering compelling value to Unitholders. The Sprott Offer does not provide any meaningful premium, but asks Unitholders to exchange their Units for units of Sprott Physical Gold Trust, which the Trustees believe will involve higher costs, increased tax risks, and reduced governance rights; all of which are completely at odds with the founding principles of GoldTrust. On balance, your Trustees believe that any benefits claimed by Sprott regarding their offer are unproven and marginal at best, and are significantly outweighed by the increased costs, greater risks and loss of Unitholder rights associated with holding units of Sprott Physical Gold Trust.

More specifically, the Trustees believe that:

1.              Sprott is not offering ANY meaningful premium to GoldTrust Unitholders and the ultimate price that GoldTrust Unitholders would receive for their Units is unclear;

2.              GoldTrust Unitholders recently overwhelmingly rejected the adoption of a physical redemption feature, a material feature of the Sprott Offer;

3.              Sprott Physical Gold Trust charges investors significantly higher fees than GoldTrust, which will erode Net Asset Value over time and materially reduce the purported “unlocked” value of the Sprott Offer;

4.              Sprott Physical Gold Trust ‘ physical redemption feature may result in significant tax liabilities for certain non-redeeming U.S. Unitholders;

5.              Sprott Physical Gold Trust provides investors with almost no voting or other governance rights;

6.              Sprott Physical Gold Trust offers less bullion security and safeguards than GoldTrust;

7.              Sprott has a very poor track record of managing investor capital and the effectiveness of their marketing platform is questionable; and

8.              The Sprott Offer has been structured to bypass traditional statutory securityholder protections.

Are you subject to U.S. tax?

IF YES:

You may have been informed by a representative of Sprott that their proposed unit exchange and merger transaction will allow you to defer the realization of any capital gain (or loss) for U.S. tax purposes.

Sprott, however, states in its offer circular that the transaction is ‘intended’ to qualify as a tax-deferred reorganization, but that ‘[b]ecause the determination of whether the exchange pursuant to the Exchange Offer Election and the Merger Transaction (which are defined terms in Sprott’s offer circular) qualifies as a Reorganization [under Section 368(a) of the U.S. Internal Revenue Code] depends on the resolution of complex issues and facts, some of which will not be known until the completion of the Sprott Offer and the Merger Transaction, there can be no assurance that the exchange pursuant to the Exchange Offer Election and the Merger Transaction will qualify as a Reorganization.’

You should read the summary under the heading “Certain United States Tax Considerations” in the Trustees’ Circular of certain potentially adverse U.S. federal income tax consequences that may be applicable to you in the event the proposed unit exchange and merger transaction does not qualify as a tax-deferred reorganization.

IF NO: Proceed to “After Discussion”

(AFTER DISCUSSION)

Sir/Ma’am, given this information, will you be REJECTING Sprott’s opportunistic Offer by TAKING NO ACTION and NOT TENDERING your Units to the Offer?

IF YES: PROCEED TO “IF YES” ABOVE

If NO: (NOTATE FEEDBACK)

I understand, thank you for your honesty.

(PROCEED TO CLOSING)

CLOSING:

If you have any further questions or require assistance, please do not hesitate to contact us toll free at 1-800-251-7519. We also encourage you to continue to visit our website www.gold-trust.com or www.goldtrust.ca for updates. Thank you and have a nice day.

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling on behalf Central GoldTrust regarding the unsolicited Sprott Offer. As a result of many compelling concerns and after very careful consideration of all available information, including the recommendation of the Special Committee of Independent Trustees, your Trustees are recommending that all Unitholders REJECT the Sprott Offer. Unitholders should DO NOTHING — as NO ACTION IS REQUIRED to reject the Sprott Offer.  Kindly call us toll-free at 1-800-251-7519 in North America, or at 1-201-806-7301 outside of North America, or visit www.gold-trust.com for additional information.  Thank you and have a nice day.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly.  Do not provide what you believe may be the answer.  All information relayed must be based on publicly available information and reference should be made at all times to the Circular.

Additional Information and Where to Find It

The recommendation of the Board of Trustees of Central GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described in this Call Guide is contained in the Trustees’ Circular issued by Central GoldTrust, which has been filed with Canadian securities regulatory authorities, and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by Central GoldTrust with Canadian securities regulatory authorities may be obtained without charge at the at http://www.sedar.com and at the investor relations section of the Central GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the Central GoldTrust website at http://www.gold-trust.com/news.htm.